SECURITIES A[illegible] 05036455 N
W.

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SEC FILE NUMBER
8-23555

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2003 (MM/DD/YY) AND ENDING November 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Salvatore & Co., Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street - CHX Floor
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen J. Salvatore (312) 663-2211
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Byron Krause, Certified Public Accountant
(Name - if individual, state last, first, middle name)

1521 Heatherton Court	Naperville	IL	60563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in the United States or any of its possessions.

RECD S.E.C.
FEB 10 2005
613

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Stephen J. Salvatore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Salvatore & Co., Inc. as of November 30, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Stephen J. Salvatore
President

Notary Public

OFFICIAL SEAL
EILEEN DAUT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 06-25-07

This report contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Capital
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BYRON KRAUSE
CERTIFIED PUBLIC ACCOUNTANT

1521 HEATHERTON COURT
NAPERVILLE, ILLINOIS 60563

Phone 630-420-3176
Fax 630-420-9314
E-mail bkrause@wideopenwest.com

Independent Auditor's Report

Board of Directors
Salvatore & Co., Inc.

I have audited the accompanying statement of financial condition of Salvatore & Co., Inc. (the "Company") as of November 30, 2004, and the related statements of loss, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Salvatore & Co., Inc. at November 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of the Company's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 21, 2005

SALVATORE & CO., INC.

TABLE OF CONTENTS

SALVATORE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2004

ASSETS

Cash and cash equivalents at bank	$ 534,337
Deposit with clearing organization	74,376
Due from clearing organization	78,870
Marketable securities, at market value	361,726
Exchange memberships, at cost (market value $76,000)	90,700
Furniture and equipment at cost,	
net of accumulated depreciation of $6,745	25,661
Total assets	$ 1,165,670

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker	$ 3,639
Securities sold, not yet purchased, at market value	108,338
Accounts payable, accrued expenses and	
other liabilities	117,696
	229,673
Commitments and contingent liabilities:	
Subordinated borrowings	313,000
Stockholders' equity:	
Preferred stock, $100 par value; 5,000 shares	
authorized, 1,000 shares issued and outstanding	$ 100,000
Common stock, $1 par value; 5,000 shares	
authorized, 1,730 shares issued and outstanding	1,730
Additional paid-in capital	190,679
Retained earnings	330,588
Total stockholders' equity	622,997
Total liabilities and stockholders' equity	$ 1,165,670

The accompanying notes are an integral part of these financial statements.

SALVATORE & CO., INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED NOVEMBER 30, 2004

Revenues:	
Principal transactions	$ 1,024,624
Interest	729
Other income	10,621
	1,035,974
Expenses:	
Employee compensation and benefits	310,954
Floor brokerage, exchange and clearance fees	316,650
Advertising and promotion	249,482
Interest expense	17,198
Other expenses	240,401
	1,134,685
Net loss	(98,711)

The accompanying notes are an integral part of these financial statements.

SALVATORE & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED NOVEMBER 30, 2004

Subordinated borrowings, November 30, 2003	$ 312,000
Issuance of subordinated notes	313,000
Payment of subordinated notes	(312,000)
Subordinated borrowings, November 30, 2004	$ 313,000

The accompanying notes are an integral part of these financial statements.

SALVATORE & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED NOVEMBER 30, 2004

	Capital Stock		Additional Paid-in	Retained (Deficit)	Total Stockholders'
	Preferred	Common	Capital	Earnings	Equity
Balances, November 30, 2003	$100,000	$ 1,730	$ 190,679	$ 429,299	$ 721,708
Net loss				(98,711)	(98,711)
Balances, November 30, 2004	$100,000	$ 1,730	$ 190,679	$ 330,588	$ 622,997

The accompanying notes are an integral part of these financial statements.

SALVATORE & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2004

Cash flow from operating activities		
Net loss		$ (98,711)
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	$ 5,077	
Changes in operating assets and liabilities:		
Deposit with clearing organization	(2,107)	
Due from exchange clearing organization	(72,991)	
Marketable securities owned, at market value	(42,994)	
Payable to clearing organization	2,739	
Securities sold, not yet purchased	102,397	
Accounts payable and accrued expenses	39,230	
Total adjustments		31,351
Net cash from operating activities		(67,360)
Cash flow from investing activities		
Purchase of equipment		(30,182)
Cash flow from financing activities		
Increase in subordinated notes		1,000
Cash and cash equivalents, November 30, 2003		630,879
Cash and cash equivalents, November 30, 2004		$ 534,337
Supplemental cash flow disclosures		
Interest payments		$ 17,198

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Salvatore & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member and registered floor specialist trading in equity securities of the Chicago Stock Exchange (the "CSE").

2. **Significant Account Policies**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on the trade date. Securities and other financial assets and liabilities are valued at market value.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. **Subordinated Borrowings**

The borrowings under subordination agreements at November 30, 2004 are as follows:

Maturity Date	Interest Rate	Amount
July 29, 2007	5%	213,000
November 30, 2007	5%	100,000
Total		$313,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Commitments and Contingent Liabilities

The Chicago Stock Exchange has fined the Company and the Company is disputing the amount. The Company believes that the amount provided in the liabilities is adequate.

5. Income Taxes

The Company has provided a full valuation allowance on the deferred tax asset, consisting of net operating loss, because of the uncertainty regarding its realizability. The Company has net operating loss carryforward for both financial and income tax reporting of $393,000 that can be used to offset future financial and taxable income and expires as follows:

Year Ending November 30	Amount
2019	$ 42,000
2022	252,000
2024	99,000
	$ 393,000

6. Pension Plan

The Company has a qualified defined contribution pension plan for all of its employees. Current expense has been funded and there is no unfunded prior service cost.

7. Financial Instruments With Off-Balance Sheet Risk

The Company trades corporate securities with varying degrees of risk in the normal course of business. Trading in these securities is conducted with other registered broker-dealers. Security positions are used, from time to time, as collateral for a line of credit loans that the Company may have from a commercial bank. The Company is exposed to risk associated with counterparty and trade clearing entity nonperformance, limited to the amounts reflected in the statement of financial position. The Company has purchased securities ("long"), and has sold securities that it does not currently own ("short") and will therefore be obligated to purchase such securities at a future date. The Company has recorded the long and short positions in the financial statements at November 30, 2004, at market values. The Company will incur a loss if the market value of its long securities decreases and if the market value of its short securities increases subsequent to November 30, 2004.

8. **Concentration of Credit Risk**
The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks and clearing organizations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

9. **Net Capital Requirements**
The Company is subject to the net capital rules of the SEC and CSE. At November 30, 2004, the Company had net capital of $772,000, which was $672,000 is in excess of the SEC required net capital of $100,000 and $272, 000 in excess of capital required by the CSE.

Schedule I

SALVATORE & CO., INC.

COMPUTATION OF NET CAPITAL

NOVEMBER 30, 2004

Total stockholders' equity			622,997
Liabilities subordinated to claims of general creditors			
allowable in computation in net capital			313,000
Total capital and allowable subordinated liabilities			935,997
Non-allowable assets			
memberships		$ 90,700	
furniture and equipment, net		25,661	(116,361)
Haircuts on securities pursuant to 15c3-1 (f)			
stocks			(47,814)
Net capital			771,822
Minimum dollar net capital			100,000
Excess net capital			$ 671,822
Total aggregated indebtedness			
Total liabilities		$ 539,034	
less			
securities, sold, not yet purchased	$ 108,338		
subordinated borrowings	313,000	(421,338)	
Total aggregated indebtedness		117,696	
Percentage of aggregate indebtedness to net capital			15.25%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals			15.25%

Schedule II

SALVATORE & CO., INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL

NOVEMBER 30, 2004

There were no material differences between the audited and unaudited computation of net capital.

BYRON KRAUSE
CERTIFIED PUBLIC ACCOUNTANT

1521 HEATHERTON COURT
NAPERVILLE, ILLINOIS 60563

Phone 630-420-3176
Fax 630-420-9314
E-mail bkrause@wideopenwest.com

Board of Directors
Salvatore & Co., Inc.

In planning and performing my audit of the financial statements of Salvatore & Co. Inc. (the "Company"), for the year ended November 30, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons;
2. recordation of differences required by Rule 17a-13;
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at November 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Chicago Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

January 21, 2005